Annual Report 2008

CONTENTS

1	Overview

	2	CEO’s Letter to Shareholders

	3	Co-Chairman’s Letter to Shareholders

	4	Company Review

	6	Property Reviews

11	Management Discussion & Analysis

31	Financial Statements

1

CEO’s Letter to Shareholders

"The collapse in copper prices... will ultimately
result in future shortages and higher than
currently projected copper prices "

Last year in my letter to shareholders I stated that it was hard to imagine a scenario where copper demand would not exceed supply for the foreseeable future. What a difference a year makes. The near collapse of the U.S. banking system sent ripples around the world resulting in a worldwide slowdown in manufacturing and international and domestic trade. With the exception of gold, all commodities fell by at least 50% in September and October causing companies to suspend or curtail production and put on hold expansion plans. Projects that were originally planned for completion in 2010 have been rescheduled for 2012 or later and large projects that were in the conceptual stage have been postponed indefinitely. The collapse in copper prices from a high of $4.00 per pound to around $1.50 per pound resulted in a slowdown in near and long term planned production. This will ultimately result in future shortages and higher than currently projected copper prices.

Despite the turmoil in the financial markets and mining in general, we have managed to complete most of the tasks that we set for ourselves. Our key accomplishments were the completion of a positive Pre-Feasibility Study on Casino, which defines it as one of the world’s largest copper, gold and molybdenum deposits that provides an attractive Internal Rate of Return at current metal prices. We also received government approval allowing our Carmacks Copper Project to proceed and we will soon obtain a Quartz Mining License which will allow us to start construction. Our Hushamu property located on the northern end of Vancouver Island is a very large porphyry deposit with exceptional exploration potential. This property was optioned to IMA Exploration Inc. in August of last year. Diamond drilling by IMA on the main Hushamu deposit not only confirmed the copper and gold grades previously indicated, it also confirmed the presence of molybdenum and indicated high grade rhenium values.

In the coming year we will be focusing our resources on obtaining a Water License for our Carmacks Copper Project, which will allow the mine to operate, and the collection of baseline data information at Casino so that we are in position to submit a permit application to the Yukon government early in 2010. Also at Casino, we are planning a deep penetrating geophysical survey to help locate additional reserves below the current pit boundaries. Upon the completion of the survey in mid July we will consider further drilling to assist our engineering group in converting approximately 200 million tonnes of inferred material into proven and probable reserves and to expand reserves outside of the current pit boundaries.

We are fortunate that we have more than sufficient capital to meet our 2009 objectives. Based on our current budget, we anticipate that we will have between $7 and $10 million in cash reserves at the end of the year.

Our exceptional team is looking forward to the challenge of progressing our collection of projects in the current tight commodity market for the benefit of our shareholders.

Dale Corman CEO and Co-Chairman
March 26, 2009

2	OVERVIEW

Co-Chairman’s Letter to Shareholders

"I think Western Copper has the right ingredients for
success: excellent properties, strong management,
good financial assets and a clear business plan "

The year 2008, which started so promisingly for copper companies, will go down in history as one of the greatest financial meltdowns of our time and one of the most difficult years for companies in all businesses and in all countries. Despite this, Western Copper steadfastly maintained its business objectives and plans, which will lead to development of the Carmacks and ultimately Casino, Hushamu and Redstone projects as soon as possible. Western Copper’s healthy balance sheet will also perhaps enable the corporation to take advantage of existing opportunities in the mineral resource business made available by the difficulties brought about by the late 2008 collapse in financial markets globally.

I am most optimistic about commodity markets and about copper specifically. I believe metals prices have, like most financial markets, overcorrected on the downside, and that they will rebound later in 2009 and subsequent years. Indeed, this has already happened to some degree, with copper prices having rebounded more than 50 percent from the low of December 2008. The massive amounts of cash being provided to the world’s financial system and new infrastructure programs by governments will have a positive effect on metal demand and should have the desired effect of thawing credit markets. As copper end users see new orders for their products, they should restock their inventories, resulting in rapid drawdown of inventories presently stored at metal exchange warehouses. Any weakness in the US dollar should also be positive for all metal prices priced in US dollar terms, and I believe the odds are high that the US dollar will weaken if US inflation results from the present massive printing of dollars to stimulate the economy. Finally, the structural and secular global industrialization in Asia and other developing countries is not over, and this will continue to drive copper demand far in excess of the world’s ability to supply it at historic low prices – resulting in a higher price environment than has historically been the case. These factors will all drive copper prices higher in coming months and years, resulting in good prospects for any copper development company such as Western Copper.

I think Western Copper has the right ingredients for success: excellent properties, strong management, good financial assets and a clear business plan.

Ross Beaty Co-Chairman
March 26, 2009

OVERVIEW	3

Key Accomplishments

Completed positive Casino pre-feasibility study

Set up new exploration camp at Casino

Received government approval allowing the Carmacks Copper Project to proceed

Signed a joint venture agreement relating to the Hushamu property

Selected team for 2009 field program on the Redstone property

Abandonned the Sierra Almoloya project

Made key senior management appointments

Opened Whitehorse and Carmacks offices

Preserved strong financial position

4	OVERVIEW

Company Overview

Data as of December 31, 2008
KEY FINANCIALS
Cash on-hand	C$ 13 M
Short/Long term debt	0

SHARE STRUCTURE
Common Shares	72,819,036
Options	3,566,834
Fully Diluted	76,385,870

SHARE DATA
Average Close Price	C$ 0.91
Average Market Cap	C$ 66 M
Average Volume	80,452

ABOUT WESTERN COPPER

Western Copper is developing four Canadian properties: the Carmacks Copper Project and the Casino Project in the Yukon, the Hushamu property in British Columbia and the Redstone property in the Northwest Territories. The Company’s most advanced projects are the Carmacks Copper Project (Basic Engineering) and the Casino Project (post Pre-Feasibility Study).

In 2008 Western Copper focused its attention on advancing its pipeline of projects by: moving the Carmacks Copper Project forward in the permitting process by obtaining a Decision Document from the Yukon Government, which allows the Project to proceed; completing the Pre-Feasibility Study on the Casino Project and thus establishing the value of this asset; signing a JV Agreement with IMA Exploration Inc. for the Hushamu property, to expand and detail the resource; and putting together a team to investigate Redstone. After a thorough review, Western Copper decided to abandon its claims on Sierra Almoloya, and no longer has any interests in Mexico.

On the corporate front, Western Copper appointed an Executive Vice President, Corporate Development and a Vice President, Government and Community Relations. The Company also opened offices in Whitehorse and Carmacks to better liaise with the communities and governments in these areas.

Western Copper started 2009 with $13 million dollars in cash and no debt – well positioned to continue developing its projects towards production.

MANAGEMENT		BOARD OF DIRECTORS

Dale Corman, B.Sc., P.Eng.	President & CEO	Dale Corman, B.Sc., P.Eng.	Co-Chairman
Paul West-Sells, Ph.D.	Executive VP, Corp. Development	Ross Beaty, B.Sc., M.Sc., P.Geo., LL.B.	Co-Chairman
Jonathan Clegg, P.Eng.	VP, Engineering	Robert Gayton, B.Comm., Ph.D., FCA	Director
Claire Derome, B.Sc., M.Ed.	VP, Gov. & Community Relations	David Williams, LL.B., MBA	Director
Julien François, C.A.	VP, Finance & CFO	Klaus Zeitler, Ph.D.	Director
Cameron Brown, P.Eng.	Senior Project Manager
Jim Marlow, P.Eng.	Senior Mining Engineer
Konstantin Lesnikov, B.Sc.	Project Geologist

OVERVIEW	5

Casino

SNAPSHOT		ACCOMPLISHMENTS

OWNERSHIP	100%	Completed pre-feasibility study
STATUS	Preparation of permit application underway
LOCATION	300 km northwest of Whitehorse, Yukon	Initiated baseline environmental data collection program
MINE TYPE	Open pit
MINE LIFE	30 years	Set-up new permanent exploration camp at site
PRIMARY METALS	Gold, copper and molybdenum
PROCESS	Gold heap leach & conventional flotation mill	Executed limited drilling program for geochemical and metallurgical purposes
EMPLOYEES	600 (production), 1,400 (construction)
CAPITAL COSTS	C$ 2.1 Billion	Engaged First Nations and local communities

Based on Pre-Feasibility Study - August 2008

PROJECT OVERVIEW

The Casino Project is located in the Yukon, 120 km west of Pelly Crossing. The project consists of a large porphyry copper deposit containing 914 M tonnes of mill ore and 78 M tonnes of heap leach ore, which will be mined as an open pit. The project will be constructed over 4 years with a mine life of 30 years. After the first two years of construction, gold will be recovered from a heap leach with sulfide ore processing commencing two years later. Infrastructure development will require the building of an all-season road (approx. 200 km) and a power plant (approx. 100 MW).

Western Copper worked closely with M3 Engineering & Technology Corp. in 2008 to develop a pre-feasibility study, which was issued in August 2008. This study indicated that the project had a pre-tax IRR of 20.4%, an 8% discounted NPV of $1.8 billion dollars, and a payback of 3.8 years. Based upon the positive results of the study, Western Copper commenced the permitting process by starting baseline environmental data collection. The Company also re-established an exploration camp at site and carried out limited drilling to collect samples for geochemical and metallurgical testing.

Western Copper is currently continuing the baseline data collection, and refining the engineering of both the power and road studies with the aim of filing the YESAA Project Proposal in 2010.

RESERVES

		Reserve Grade				Contained Metal
Class	Tonnes	Copper	Gold	Moly	Cu Eq	Copper	Gold	Moly
	M	%	g/t	%	%	M lb	k oz	M lb
MILL ORE Proven	144	0.284	0.354	0.0311	0.68	900	1,637	99
MILL ORE Probable	770	0.199	0.215	0.0223	0.46	3,377	5,321	378
MILL ORE TOTAL PROVEN + PROBABLE	914	0.212	0.237	0.0236	0.50	4,270	6,961	475
HEAP LEACH Proven	34	0.074	0.545	n/a		56	604
HEAP LEACH Probable	43	0.053	0.333	n/a		51	465
HEAP LEACH TOTAL PROVEN + PROBABLE	78	0.062	0.427	n/a		107	1,070

Technical Report: August 2008 | Qualified Person: M. Hester FAusIMM | Cu Eq Metal prices: US$0.80/lb copper, US$350/oz gold and US$4.50/lb molybdenum

6	OVERVIEW

Carmacks

SNAPSHOT		ACCOMPLISHMENTS

OWNERSHIP	100%	Received approval for the mine to proceed from the Yukon Government
STATUS	Engineering/Permitting Phase
LOCATION	192 km north of Whitehorse, Yukon	Submitted updated applications for construction and production licenses
MINE TYPE	Open pit
MINE LIFE	6+ years	Completed design and engineering of acid plant
END PRODUCT	Copper cathode
PROCESS	Heap Leach, solvent extraction/electrowinning	Received and evaluated proposal for key long delivery items
EMPLOYEES	180 (production), 250 (construction)
CAPITAL COSTS	C$ 152 Million	Continued to liaise with First Nations and local communities

Based on Feasibility Study - May 2007

PROJECT OVERVIEW

The Carmacks Copper Project is located in the Yukon near Carmacks and Pelly Crossing. The Project consists of an oxide copper deposit with over 10 M tonnes of ore, which will be mined as an open pit. Construction will last 2 years, followed by more than 6 years of production. Copper cathode will be produced on site by heap leaching the ore and treating the leach solution through the SX-EW process.

Basic engineering work was carried out in the nineties; however, the project was suspended due to low copper prices in 1998. A feasibility study was completed by M3 Engineering & Technology Corp. in 2007, showing that the project has positive returns at long term copper prices. In 2008, basic and detailed engineering continued, with completion of engineering on the acid plant.

2008 activity focused on permitting. The YESAA process was completed in September when the Yukon Government agreed with the recommendation of YESAB that the project be allowed to proceed. Updated applications for the two key licenses – the Quartz Mining License (QML) and the Water Use License (WUL) – were submitted by the end of the year. Western Copper anticipates it will receive the QML in early 2009 and the WUL by the end of the year.

Western Copper is currently reviewing the Feasibility Study to assess possible savings in operating and capital costs, and the economics of the project at current copper prices.

RESERVES

		Reserve Grade					Contained Metal
Class	Tonnes	Total Copper	Oxide Copper	Gold	Silver	Cu Eq	Copper	Gold	Silver
	M	%	%	g/t	g/t	%	M lb	k oz	k oz
Proven	3.189	1.227	1.028	0.659	6.20	1.70	86.3	67.6	635.7
Probable	7.422	0.965	0.822	0.408	3.94	1.26	157.9	97.4	940.2
PROVEN + PROBABLE	10.611	1.044	0.884	0.483	4.62	1.39	244.2	164.8	1,576.1

Technical Report: May 2007 | Qualified Person: M. Hester FAusIMM | Cu Eq: US$0.80/lb copper, US$350/oz gold, US$4.50/oz silver

OVERVIEW	7

Hushamu

SNAPSHOT		ACCOMPLISHMENTS

OWNERSHIP	100%	Signed JV agreement with IMA Exploration Inc.
STATUS	Optioned to IMA Exploration
LOCATION	Vancouver Island (25 km west of Port Hardy, BC)	Executed initial drilling program (IMA Exploration)
DEPOSIT TYPE	Porphyry
PRIMARY METALS	Copper, gold, molybdenum and rhenium	Identified significant molybdenum and rhenium values
PROCESS	Standard flotation
END PRODUCT	Copper-gold and molybdenum concentrates
INFRASTRUCTURE	29 km from infrastructure of Island Copper Mine
POWER	BC Hydro 138 kV grid within 27 km

Based on Technical Report - April 2005

PROJECT OVERVIEW

The Hushamu deposit is located on Vancouver Island not far from the reclaimed BHP Island Copper Mine. Hushamu is a porphyry copper deposit containing 231 million tonnes at 0.47 CuEq. Infrastructure at this site is excellent with good road access and the marine load-out and hydro power infrastructure from the Island Copper Mine still in place.

Western Copper acquired the Project from Lumina Resources in November 2006 and carried out a small drilling program in 2007.

The property was optioned to IMA Exploration Inc. in August 2008. As per the option agreement, IMA must spend C$15 M (C$1.9 M in the first year and C$13.1 M over years two and three), and complete a pre-feasibility study by the third year of the agreement to earn a 49% interest in the project. They can earn an additional 16% by completing a feasibility study in the fourth year, and an additional 5% upon completion of mine permitting.

IMA fulfilled the first obligation of the JV agreement by completing a C$1.9 drilling program in December 2008. Drill results expanded the mineralized zone, substantiated the assumed molybdenum component, and identified significant rhenium content.

RESOURCE

		Resource Grade			Contained Metal
Class	Tonnes	Copper	Gold	Cu Eq	Copper	Gold
	M	%	g/t	%	M lb	M oz
Measured	39	0.29	0.31	0.48	250.6	0.4
Indicated	192	0.27	0.31	0.47	1,141.1	1.9
M+I	230.9	0.28	0.31	0.47	1,425.3	2.3
Inferred	52.8	0.28	0.38	0.52	325.9	0.6

Technical Report: April 2005 | Qualified Persons: G. Giroux P. Eng. & D. Pawliuk P.Geo. | Copper Cut-off: 0.20% | Cu Eq Metal prices: US$0.80/lb copper, US$350/oz gold

8	OVERVIEW

Redstone

SNAPSHOT		ACCOMPLISHMENTS

OWNERSHIP	100%	Selected team for field analysis of land package
STATUS	Data Analysis: UBC project to study regional
	geology and identify area with the most	Liaised with UBC to plan 2009 activities
exploration potential
LOCATION	Nahanni Mining District, Northwest Territories
DEPOSIT TYPE	Sediment-hosted stratiform copper deposit
MINE TYPE	Underground
PRIMARY METAL	Copper
END PRODUCT	Copper concentrate
INFRASTRUCTURE	Access to the property is presently by air

Based on Technical Report - August 2005

PROJECT OVERVIEW

The Redstone Property is located 300 km north of Watson Lake, Yukon, and comprises discontinuous claims & leases stretching over approximately 100 km in a northwest- southeast orientation.

The Redstone Copper Belt is an essentially unmetamorphosed succession that is locally well exposed in an arcuate belt less than 15 km wide and about 300 km long. The inferred resource of 34 million tonnes at 4.0% CuEq is located on the Coates Lake leases, which represent a small proportion of the total area of mineral rights.

Western Copper signed an agreement with the University of British Columbia’s Mineral Deposit Research Unit to analyze this large land package in order to develop our future exploration plans. A team has been identified and a plan has been initiated to investigate the site in 2009.

RESOURCE

		Resource Grade			Contained Metal
Class	Tonnes	Copper	Silver	Cu Eq	Copper	Silver
	M	%	g/t	%	M lb	M oz
Inferred	34	3.92	9.0	4.0	2,940	9.8

Technical Report: August 2005 | Qualified Persons: A.W. Gourlay P.Geo. | 3.0 % copper minimum assay intercept | Cu Eq Metal prices: US$0.80/lb copper, US$4.50/oz silver

OVERVIEW	9

Management Discussion & Analysis

CONTENTS

1	Overview

11	Management Discussion & Analysis

	12	1. BUSINESS & OVERVIEW

	16	2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

	17	3. SELECTED QUARTERLY FINANCIAL INFORMATION

	18	4. RESULTS OF OPERATIONS

	20	5. LIQUIDITY AND CAPITAL RESOURCES

	22	6. RELATED PARTY TRANSACTIONS

	23	7. CONTRACTUAL OBLIGATIONS

	23	8. SIGNIFICANT ACCOUNTING ESTIMATES

	24	9. CHANGE IN ACCOUNTING POLICIES

	25	10. RECENT ACCOUNTING PRONOUNCEMENTS

	25	11. INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	26	12. DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	26	13. MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

	26	14. RISKS AND UNCERTAINTIES

	28	CAUTIONARY NOTES

31	Financial Statements

11

Management Discussion & Analysis

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated March 26, 2009, and provides an analysis of the Company’s results of operations for the year ended December 31, 2008.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2008 audited annual consolidated financial statements and the related notes for the years then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the financial statements noted above. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At March 26, 2009, the Company had 72,819,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www. sec.gov on Form 20F.

1.	BUSINESS & OVERVIEW

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s significant properties are located in Canada.

Over the last several months, the commodity industry has witnessed significant change. Many metal prices declined from multi-year peaks halfway through the year to three to four year lows by the end of the year. The most significant metals for Western Copper are copper, gold, and molybdenum. Copper traded at over US$4.00/lb in June 2008, but finished the year around US$1.50/lb. Molybdenum, which was trading at approximately US$30/lb earlier in the year, dropped to approximately US$10/lb by year-end. Gold has been a bright spot for commodities. Despite an extremely volatile year in 2008, the yellow metal has traded at over US$850/oz. since late January 2009.

Although the financial crisis has been the main reason for commodity price declines, another major contributor has been the strengthening of the United States (“US”) dollar. The exchange rate between the Canadian and US dollar was near par from January to July 2008, but increased to approximately CA$1.20 per US dollar in October 2008 and has remained near that level since. The change in the exchange rate between the two currencies has muted some of the commodity price declines for projects that will earn revenue in US dollars, but who will pay expenditures in Canadian dollars. The change in the exchange rate has significantly improved gold’s value in Canadian dollar terms.

The overall decline in commodity prices has created some benefit for development companies. Lower prices for inputs such as steel and fuel have significantly reduced the estimated capital costs to build mines. Despite reduced capital requirements for projects, mineral exploration and development companies are finding it harder to obtain financing from credit and capital markets to increase their liquidity or to build their projects.

The sudden and dramatic change in market conditions outlined above may significantly alter management estimates and

12	MANAGEMENT DISCUSSION & ANALYSIS

forward looking information that were previously reported or that are contained herein. Refer to the risks and uncertainties section of this document for more details.

The following summarizes exploration and development activities on Western Copper’s mineral properties.

[1] Carmacks Yukon, Canada

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon Territory. Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 26, 2009, Western Copper has made $600,000 in advance royalty payments.

On April 26, 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32 at the time of the study, based on 100% equity, the project has an internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

On July 18, 2008, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) released its Final Screening Report. The Final Screening Report recommends that the project move ahead without further review, subject to a number of mitigative conditions.

On September 12, 2008, the Yukon Government issued a Decision Document agreeing with the recommendation of the YESAB that the Carmacks Copper Project be allowed to proceed.

The issuance of the positive Decision Document completes the assessment process under the Yukon Environmental and Socio-economic Assessment Act. Western Copper’s next step in the regulatory process is to obtain the Quartz Mining License (“QML”) and the Water Use License (“WUL”). An updated application for a QML has been submitted to the Department of Energy Mines and Resources of the Yukon Government. The Yukon Government has indicated that it expects to issue a QML near the end of March 2009. The QML is required in order for Western Copper to commence construction of the Carmacks Copper mine.

An updated application to the Water Board for a WUL was submitted on December 12, 2008. The Water Board is currently reviewing the application for adequacy.

With the receipt of the Decision Document, the Company has resumed discussions with Yukon Energy regarding the provision of a spur line to the property and the supply of grid power to the project. The Company expects to begin more formal talks on the subject of a power purchase agreement in Q2 2009.

Until the end of the third quarter 2008, Western Copper’s Engineering Procurement Construction Management contractor continued engineering activities relating to advancing the design of the facilities. Due to market conditions, the delay

MANAGEMENT DISCUSSION & ANALYSIS	13

in obtaining the QML, and the desire to preserve cash, the Company has now decided to decrease detailed engineering activities to a minimum.

Proposals for several key long delivery items have been received and evaluated. The Company has agreed on terms with a supplier for the design and supply of the acid plant. At year-end, the vendor had completed the design and engineering of this facility.

Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in 2009. Western Copper will focus its efforts on obtaining the necessary permits and on performing only essential engineering activities.

[2] Casino Yukon, Canada

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990’s.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment.

Should it make a production decision on the property, Western Copper is required to make an additional cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

On June 24, 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. The independent pre-feasibility study projects that development of the Casino deposit will produce a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity and metal prices of US$2.95 per pound for copper, US$30.97 per pound for molybdenum and US$647.40 per ounce for gold. After-tax figures indicate an IRR of 14.9% and an undiscounted NPV of $4.5 billion.

Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the pre-feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

Following the positive result of the pre-feasibility study, the Company has begun preparing a Project Proposal for submission to the Yukon Environmental and Socio-economic Assessment Board (YESAB). Western Copper has initiated a baseline environmental data collection program to update and to complement environmental information collected in the early 1990’s. The Company has also had a number of preliminary meetings with various government departments and initial meetings with First Nations Governments to introduce them to the project.

During the third quarter of 2008, the Company mobilized personnel, fuel, equipment, and supplies to the property. Initial work involved cleaning up and restoring the camp site to an acceptable working condition. The existing camp had not been used since the 1990’s and was in need of refurbishment. The permanent camp that has now been established will support all on-going activity at the property including drilling, data collection, and other activities required for exploration and permitting.

The Company drilled two holes as part of its drill program in 2008. The purpose of the drill program was to obtain fresh rock samples for geochemical and metallurgical testing. The holes will provide additional information in areas of the pre-feasibility study open pit where there has been limited drilling in the past.

In 2009, the Company will continue its permitting efforts by collecting environmental data that will help form part of the Project Proposal. At present no exploration is planned for the 2009 season.

14	MANAGEMENT DISCUSSION & ANALYSIS

[3] Hushamu British Columbia, Canada

The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

As of the date of this report, IMA had met their required minimum expenditure obligations for the first year.

[4] Redstone Northwest Territories, Canada

The Redstone property comprises five mining leases and 55 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

•	3% if the price is less than, or equal to US$0.75 per pound;

•	3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and

MANAGEMENT DISCUSSION & ANALYSIS	15

•	4% if the price is greater than US$1.00 per pound.

The remainder of the Redstone property is not subject to royalties.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential.

The UBC team did not make its planned visit to the property in 2008, but the Company anticipates that UBC will begin preliminary work on the study during 2009.

[5] Sierra Almoloya Chihuahua, Mexico

The Company acquired the Sierra Almoloya property, a group of claims located in the state of Chihuahua, Mexico, as a result of Western Copper’s spin-out from Western Silver in 2006. Western Copper has not performed any work on the Sierra Almoloya property since having acquired it.

Near the end of 2008, the Company reassessed the property and decided to abandon the claims. As a result, the Company wrote-off all costs capitalized to the property ($405,001).

The following annual information has been extracted from the Company’s audited annual consolidated financial statements and the quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

2.	CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

In Canadian dollars, as at and for the years ended:

	31-Dec-08	31-Dec-07	31-Dec-06
	$	$	$
Loss and comprehensive loss	2,159,249	3,225,966	3,242,185
Loss and comprehensive loss per share – basic and diluted	0.03	0.05	0.06
Mineral properties	65,702,582	57,194,181	46,507,499
Cash, cash equivalents, and short-term investments	13,062,366	23,726,947	37,082,010
Total assets	79,216,492	81,156,211	84,005,656

16	MANAGEMENT DISCUSSION & ANALYSIS

3.	SELECTED QUARTERLY FINANCIAL INFORMATION

In Canadian dollars, as at and for the quarters ended:
	12/31/08	9/30/08	6/30/08	3/31/08
	$	$	$	$
Loss and comprehensive loss	599,667	530,503	544,160	484,919
Loss and comprehensive loss per share – basic and	0.01	0.01	0.01	0.01
diluted[1]
Exploration expenses	-	-	-	-
Mineral properties	65,702,582	64,047,426	61,664,820	58,853,128
Cash, cash equivalents, and short-term investments	13,062,366	16,460,243	18,527,233	21,963,631
Total assets	79,216,492	80,708,309	80,414,978	80,977,997

	12/31/07	9/30/07	6/30/07	3/31/07
	$	$	$	$
Loss and comprehensive loss	(894,685)	385,067	2,003,538	1,732,046
Loss and comprehensive loss per share – basic and	(0.01)	0.01	0.03	0.02
diluted[1]
Exploration expenses	-	-	1,265,320	1,247,119
Mineral properties	57,194,181	55,395,547	51,097,993	47,265,078
Cash, cash equivalents, and short-term investments	23,726,947	26,324,280	30,441,934	34,564,486
Total assets	81,156,211	82,000,958	81,968,869	82,777,429

Current Quarter

Western Copper had a loss of $600,000 ($0.01 per common share) for the three months ended December 31, 2008. This compares with net income of $894,000 ($0.01 per common share) during the same quarter in the previous year. Two items accounted for the majority of the $1.5 million difference.

Future income tax recovery was $1.1 million lower in Q4 2008 compared to the same period in the previous year because the 2008 changes to enacted BC provincial corporate tax rate and the future income tax effects of the Sierra Almoloya write-off had less of an effect than the 2007 changes to the federal corporate tax rate.

The other item of note is that the Company wrote-off $405,000 of costs relating to Sierra Almoloya when it abandoned the relevant claims in Q4 2008. There were no write-offs in the previous year.

Other offsetting differences include differences in stock-based compensation and interest income. Stock-based compensation for the quarter was less than during the same period in 2007 due to differences in fair value amortization and interest income was lower than the same quarter in the previous year because of lower interest rates and lower cash balances.

_____________________________________________________________________________
1. Quartely figures may not add to the annual figure due to rounding.

MANAGEMENT DISCUSSION & ANALYSIS	17

Previous Quarters Presented

In Q4 2007, the Company recognized a future income tax recovery of $1.4 million relating to changes in the Canadian federal corporate income tax rates. If not for this transaction, the net loss for Q4 2007 would have been approximately $500,000, a figure that is consistent with the quarterly losses in 2008.

The quarterly results for periods ending June 30, 2007 and March 31, 2007 differ significantly from those presented after those dates because the Company had been expensing all exploration costs relating to the Carmacks Copper Project until the release of the feasibility study in April 2007. Since the release of the feasibility study, on-going costs relating to the project have been capitalized.

4.	RESULTS OF OPERATIONS

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
In Canadian dollars (unaudited)	$	$	$	$

EXPLORATION EXPENSES	-	-	-	2,512,439

ADMINISTRATIVE EXPENSES
Accounting and legal	102,158	129,454	400,035	462,340
Filing fees and regulatory fees	6,496	5,630	78,101	84,101
Office and administration	502,851	626,486	1,921,138	2,281,152
Promotion and travel	92,783	137,371	354,521	663,978

LOSS BEFORE TAXES AND OTHER ITEMS	704,288	898,941	2,753,795	6,004,010

OTHER ITEMS
Interest income	(88,623)	(281,214)	(599,575)	(1,276,014)
Foreign exchange	30,704	8,867	51,731	19,249
Write-off of mineral properties	405,001	-	405,001	-

LOSS BEFORE TAXES	1,051,370	626,594	2,610,952	4,747,245

FUTURE INCOME TAX RECOVERY	(451,703)	(1,521,279)	(451,703)	(1,521,279)

LOSS (INCOME) AND COMPREHENSIVE LOSS (INCOME)	(599,667)	(894,685)	2,159,249	3,225,966

Western Copper had a net loss of $2.2 million ($0.03 per common share) for the year ended December 31, 2008. This compares with a net loss of $3.2 million ($0.05 per common share) in the previous year. The following items had signifi-cant effects on the Company’s operating results:

•

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on information available at that time. In April 2007, Western Copper released the results of its updated feasibility study. The Company expensed all ongoing costs relating to the Carmacks Copper Project prior to the release of the updated feasibility study. Since

18	MANAGEMENT DISCUSSION & ANALYSIS

the release of the feasibility study, Western Copper has been capitalizing costs incurred on the project.

•

Stock-based compensation allocated to administrative expenses decreased by $350,000 compared to the prior year. Stock-based compensation levels will vary considerably due to the number of stock options granted, the expected term of the stock options, the pricing of the stock options and a number of other assumptions used when determining and expensing the value of stock options for financial reporting purposes. Stock-based compensation is not a cash cost.

Employee wages allocated to administrative expenses decreased by $76,000 compared to the previous year due to timing of employee turnover and to variations in amounts allocated to office and administration expenses and to mineral properties.

All compensation, including wages and stock-based compensation, that relates to a mineral property has the same treatment as other costs relating to that mineral property. In 2008, Western Copper capitalized all costs incurred on its mineral properties. In the previous year, wages and other costs relating to the Carmacks Copper Project were allocated to exploration expense until the release of the feasibility study in April 2007. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

STOCK-BASED COMPENSATION	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
In Canadian dollars (unaudited)	$	$	$	$

EXPLORATION	-	-	-	106,715

ADMINISTRATIVE
Office and administration	84,808	152,350	389,533	725,797
Promotion and travel	10,594	11,714	36,283	53,240

STOCK-BASED COMPENSATION	95,402	164,064	425,816	885,752

WAGES AND SALARIES	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
In Canadian dollars (unaudited)	$	$	$	$

EXPLORATION	-	-	-	159,866

ADMINISTRATIVE
Office and administration	205,395	218,209	636,979	696,112
Promotion and travel	19,500	22,617	68,250	85,716

WAGES AND SALARIES	224,895	240,826	705,229	941,694

MANAGEMENT DISCUSSION & ANALYSIS	19

•

Promotion and travel decreased by $310,000 because the Company made a conscious effort to minimize discretionary expenses such as advertising and annual report production in 2008. Western Copper also participated in less road shows in the current year as compared to the previous year. This significantly reduced travel costs.

•

Western Copper continues to earn interest on its cash deposits held at banks and on its short-term investments. As the Company uses its working capital to fund operations and mineral property development, its interest bearing balances have been decreasing. This has led to lower year-over-year interest income. Interest income has also decreased compared to prior year because the Bank of Canada has significantly lowered its key interest rate over the past twelve months. Decreasing interest income is expected to continue as interest bearing balances are used to fund on-going operations.

•

Near the end of 2008, the Company reassessed the Sierra Almoloya property and decided to abandon the claims. As a result, Western Copper wrote-off all costs capitalized to property. These costs totalled $405,000. There were no write-downs in the prior year.

•

The future income tax recovery for the quarter and year ended December 31, 2008 is due to enacted tax rate changes by the British Columbia government and reversal of amounts previously allocated to Sierra Almoloya. In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

The scale and nature of the Company’s operations has remained consistent with 2007 and this trend is expected to continue in 2009. Throughout the year, the Company will be monitoring market conditions and if the current conditions persist, it may decide to undertake initiatives to considerably reduce costs to conserve cash.

5.	LIQUIDITY AND CAPITAL RESOURCES

	Year Ended
	December 31,
	2008	2007
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,735,717)	(4,051,687)
Financing activities	500	447,700
Investing activities	(16,954,526)	25,040,912

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(18,689,743)	21,436,925

Cash and cash equivalents – beginning	23,726,947	2,290,022

CASH AND CASH EQUIVALENTS – ENDING	5,037,204	23,726,947

In addition to its cash and cash equivalents, the Company had $8.03 million in short-term investments as at December 31, 2008. Cash, cash equivalents, and short-term investments totaled $13.1 million. Working capital decreased from $23.0 million as at December 31, 2007 to $12.4 million as at December 31, 2008.

20	MANAGEMENT DISCUSSION & ANALYSIS

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from major Canadian banks that are cashable at the Company’s discretion without interest penalty. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

Western Copper is an exploration stage enterprise. As at December 31, 2008, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2009. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating Activities

The significant components of operating activities are discussed above under the ‘results of operations’ section.

Financing Activities

Stock option exercises were the only financing activities in 2008 and 2007. As at March 26, 2009, most stock options outstanding are “out of the money” Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of stock option exercises in 2009.

Investing Activities

The Company purchased Guaranteed Investment Certificates (“GIC”) with principal amounts totaling $8 million in 2008. In the previous year, Western Copper cashed a Guaranteed Investment Certificate in the amount of $34.8 million. That transaction accounted for the large amount of cash provided from investing activities during 2007.

The Company expended $8.7 million on mineral property expenditures this year compared to $9.8 million in 2007. The majority of these costs were spent on the Carmacks Copper Project and the Casino property.

MANAGEMENT DISCUSSION & ANALYSIS	21

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. Despite not taking into account changes in working capital balances, such as accounts payable, mineral property costs incurred are a good representation of Western Copper’s 2008 mineral property expenditures.

	Carmacks Copper Project	Casino
In Canadian dollars (unaudited)	$	$

December 31, 2007	11,068,926	15,733,824

CASH ITEMS
Advanced royalty	100,000	-
Claims maintenance	16,922	4,484
Detailed engineering	2,486,315	-
Engineering studies	-	1,242,267
Exploration	72,350	1,688,039
Permitting	506,398	1,613,993
Salary and wages	219,213	296,703

SubTotal	3,401,198	4,845,486

NON-CASH ITEMS
Amortization	-	27,352
Future income tax	52,505	52,453
Stock-based compensation	122,514	122,390

SubTotal	175,019	202,195

December 31, 2008	14,645,143	20,821,505

A summary of activities at each property is available under the “Business and overview” section at the beginning of this document.

6.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $7,348 (2007-$7,285, 2006-$4,665). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

22	MANAGEMENT DISCUSSION & ANALYSIS

7.	CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease. The Company has an agreement to lease office space which expires October 31, 2009. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2009	227,828
Thereafter	-
TOTAL	227.828

The Company has entered into a commitment to lease office space in the Yukon. The lease expires in 2011. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2009	23,328
2010	23,328
2011	23,328
Thereafter	-
TOTAL	69,984

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

8.	SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral Properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

As at December 31, 2008, management of the Company determined that impairment indicators existed relating to the carrying value of the Company’s mineral properties. As a result, management completed an impairment assessment for each of its mineral property interests. The assessments included revisiting the significant commodity price and cost estimates for properties for which a cash flow model was available and performing market comparisons for properties that did not have a cash flow model available.

MANAGEMENT DISCUSSION & ANALYSIS	23

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values were developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management also made estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment in applying them to the mineral property impairment analysis.

Although the Company believes that the estimates applied in the impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

Stock-Based Compensation and Warrant Valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

9.	CHANGE IN ACCOUNTING POLICIES

Section 1400 – Going Concern

This section has been amended to include requirements for management to assess an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;

•	summary quantitative data about what it manages as capital;

•	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 9(c) of the Company’s December 31, 2008 audited annual consolidated financial statements.

24	MANAGEMENT DISCUSSION & ANALYSIS

Section 3862 – Financial Instruments, Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

Disclosures required by this section are included in note 14 of the Company’s December 31, 2008 audited annual consolidated financial statements.

Section 3863 – Financial Instruments, Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosures required by this section are included in note 14 of the Company’s December 31, 2008 audited annual consolidated financial statements.

10.	RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company’s financial statements.

Section 3064 – Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The Company does not expect this standard to have a material impact on its results.

11.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company expects to adopt IFRS effective January 1, 2011. As a result of the adoption, Western Copper will have to present restated prior year comparative figures using IFRS for each comparative period after the transition date. The change in accounting policies may have a material effect on Western Copper’s financial results and disclosures.

The Company will begin to execute its IFRS implementation plan in 2009. During the first half of 2009, Western Copper plans to compare its current accounting policies to IFRS and to identify differences between the two. By the end of 2009, the Western Copper will select and approve accounting policies that comply with IFRS. In 2010, the Company will quantify the effect of the new accounting policies on its December 31, 2009 financial statements prepared using Canadian GAAP. Western Copper will also track the impact of differences between the two sets of accounting policies as they relate to individual transactions throughout 2010. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian Generally Accepted Accounting Principles for reporting purposes. The

MANAGEMENT DISCUSSION & ANALYSIS	25

other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

12.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

There has been no significant change in disclosure controls or in internal controls over financial reporting during 2008 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

13.	MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

Based on that assessment, management concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

14.	RISKS AND UNCERTAINTIES

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully

26	MANAGEMENT DISCUSSION & ANALYSIS

place the property into production, and upon future profitable production.

Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties. There is a risk that this financing may not be available or available on reasonable terms.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental Requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

MANAGEMENT DISCUSSION & ANALYSIS	27

CAUTIONARY NOTES

Cautionary note regarding forward-looking statements

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors

The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

28	MANAGEMENT DISCUSSION & ANALYSIS

NOTES

MANAGEMENT DISCUSSION & ANALYSIS	29

Financial Statements

CONTENTS

1	Overview

11	Management Discussion & Analysis

31	Financial Statements

	32	Management’s Responsibility for Financial Reporting

	33	Management’s Report on Internal Control over Financial Reporting

	34	Independent Auditors’ Report

	35	Consolidated Financial Statements

		36	CONSOLIDATED BALANCE SHEETS

		37	CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		38	CONSOLIDATED STATEMENTS OF CASH FLOW

		39	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	40	Notes to The Consolidated Financial Statements

		36	1. NATURE OF OPERATIONS

		37	2. ACCOUNTING POLICIES

		38	3. PLAN OF ARRANGEMENT – GLAMIS GOLD LTD. AND WESTERN SILVER CORPORATION

		39	4. PLAN OF ARRANGEMENT – LUMINA RESOURCES CORPORATION

		44	5. SHORT-TERM INVESTMENTS

		44	6. MARKETABLE SECURITIES

		45	7. PROPERTY AND EQUIPMENT

		46	8. MINERAL PROPERTIES

		49	9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

		49	10. STOCK OPTIONS AND WARRANTS

		52	11. COMMITMENTS

		53	12. RELATED PARTY TRANSACTIONS

		53	13. SEGMENTED INFORMATION

		53	14. FINANCIAL INSTRUMENTS

		54	15. SUPPLEMENTAL CASH FLOW INFORMATION

		55	16. INCOME TAXES

		57	17. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

31

Management’s Responsibility for
Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the company’s internal controls over financial reporting and its disclosure controls is available in management’s report on internal controls, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

Julien François	F. Dale Corman
Chief Financial Officer	Chief Executive Officer
March 26, 2009	March 26, 2009

32	FINANCIAL STATEMENTS

Management’s Report on Internal
Control over Financial Reporting

The management of Western Copper Corporation is responsible for establishing and maintaining an adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework. During the year ended December 31, 2008, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2008, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

F. Dale Corman	Julien François
Chief Executive Officer	Chief Financial Officer
March 26, 2009	March 26, 2009

FINANCIAL STATEMENTS	33

Independent Auditors’ Report

To the Shareholders of Western Copper Corporation

We have completed integrated audits of Western Copper Corporation’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Western Copper Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited Western Copper Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

34	FINANCIAL STATEMENTS

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2008 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Chartered Accountants
Vancouver, British Columbia
March 26, 2009

FINANCIAL STATEMENTS	35

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
Expressed in Canadian dollars	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,037,204	23,726,947
Short-term investments (note 5)	8,025,162	-
Other receivables	103,233	116,734
Prepaid expenses	50,760	55,076

CURRENT ASSETS	13,216,359	23,898,757

PROPERTY AND EQUIPMENT (note 7)	297,551	63,273

MINERAL PROPERTIES (note 8)	65,702,582	57,194,181

ASSETS	79,216,492	81,156,211

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	797,898	907,825

FUTURE INCOME TAX (note 16)	9,965,115	10,310,549

LIABILITIES	10,763,013	11,218,374

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (note 9)	71,951,130	71,883,630

CONTRIBUTED SURPLUS (note 9)	22,698,985	22,091,594

DEFICIT	(26,196,636)	(24,037,387)

SHAREHOLDERS’ EQUITY	68,453,479	69,937,837

LIABILITIES + SHAREHOLDERS’ EQUITY	79,216,492	81,156,211

Commitments (notes 8 and 11)

Approved by the Board of Directors

36	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,	2008	2007	2006
Expressed in Canadian dollars	$	$	$

EXPLORATION EXPENSES	-	2,512,439	3,654,611

ADMINISTRATIVE EXPENSES
Accounting and legal	400,035	462,340	327,945
Filing and regulatory fees	78,101	84,101	180,307
Office and administration	1,921,138	2,281,152	1,360,270
Promotion and travel	354,521	663,978	475,856

ADMINISTRATIVE EXPENSES	2,753,795	3,491,571	2,344,378

LOSS BEFORE TAXES AND OTHER ITEMS	2,753,795	6,004,010	5,998,989

OTHER ITEMS
Interest income	(599,575)	(1,276,014)	(797,312)
Gain on sale of marketable securities (note 6)	-	-	(1,922,341)
Foreign exchange	51,731	19,249	(37,151)
Write-off of mineral properties (note 8)	405,001	-	-

LOSS BEFORE TAXES	2,610,952	4,747,245	3,242,185

FUTURE INCOME TAX RECOVERY (note 16)	(451,703)	(1,521,279)	-

LOSS AND COMPREHENSIVE LOSS	2,159,249	3,225,966	3,242,185

Basic and diluted loss per share	0.03	0.05	0.06
Weighted average number of common shares
outstanding	72,792,941	72,488,711	52,481,505

FINANCIAL STATEMENTS	37

CONSOLIDATED STATEMENTS OF CASH FLOW

For the year ended December 31,	2008	2007	2006
Expressed in Canadian dollars	$	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the year	(2,159,249)	(3,225,966)	(3,242,185)

Items not affecting cash
Amortization	39,603	34,899	23,788
Stock-based compensation (note 10)	425,816	885,752	865,075
Future income tax recovery	(451,703)	(1,521,279)	-
Mineral property write-off	405,001	-	-
Gain on marketable securities	-	-	(1,922,341)
	418,717	(600,628)	(1,033,478)

Change in non-cash working capital items (note 15)	4,815	(225,093)	305,446

OPERATING ACTIVITIES	(1,735,717)	(4,051,687)	(3,970,217)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	-	267,829
Issue of Class A voting shares	-	-	1,000
Redemption of Class A voting shares	-	-	(1,000)
Exercise of stock options	500	447,700	900,174
Cash received from Western Silver pursuant to the Plan of Arrangement	-	-	37,899,765

FINANCING ACTIVITIES	500	447,700	39,067,768

INVESTING ACTIVITIES
Proceeds from (invested in) short-term investments (note 5)	(8,000,000)	34,791,988	(34,791,988)
Proceeds from the sale of marketable securities	-	-	2,190,280
Expenditures relating to the acquisition of Lumina Resources
Corporation, net of cash acquired	-	-	(92,341)
Mineral property expenditures	(8,653,293)	(9,751,076)	(100,000)
Net expenditures on property and equipment	(301,233)	-	(12,633)
Acquisition of marketable securities	-	-	(847)

INVESTING ACTIVITIES	(16,954,526)	25,040,912	(32,807,529)

Increase (Decrease) in cash and cash equivalents	(18,689,743)	21,436,925	2,290,022

Cash and cash equivalents - Beginning of the year	23,726,947	2,290,022	-

CASH AND CASH EQUIVALENTS - END OF THE YEAR	5,037,204	23,726,947	2,290,022

Supplemental cash flow information (note 15)

38	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of	Amount	Contribut-	Deficit	Sharehold-
	shares		ed surplus		ers’ equity
Expressed in Canadian dollars		$	$	$	$

BALANCE – DECEMBER 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Exercise of stock options	1,245,000	447,700	-	-	447,700
Transfer of value on exercise of stock options	-	1,522,133	(1,522,133)	-	-
Stock-based compensation (note 10)	-	-	1,158,133	-	1,158,133
Loss and comprehensive loss	-	-	-	(3,225,966)	(3,225,966)

BALANCE – DECEMBER 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Exercise of stock options	50,000	500	-	-	500
Transfer of value on exercise of stock options	-	67,000	(67,000)	-	-
Stock-based compensation (note 10)	-	-	674,391	-	674,391
Loss and comprehensive loss	-	-	-	(2,159,249)	(2,159,249)

BALANCE – DECEMBER 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479

FINANCIAL STATEMENTS	39

Notes to The Consolidated Financial Statements

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada.

To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.	ACCOUNTING POLICIES

Significant Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Carmacks Copper Ltd., Lurprop Holdings Inc., CRS Copper Resources Corp., Moraga Resources Ltd., Minera Sierra Almoloya S.A. de C.V., and Minera Costa de Plata S.A. de C.V. All intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents only comprise cash deposits held at banks. Cash and cash equivalents are considered to be financial instruments and are classified as “Held-for-Trading” They are recorded at their fair value with changes in fair value recorded in the statement of loss.

40	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Short-term investments

Short-term investments comprise investments held at Canadian chartered banks with original maturity dates that are greater than 90 days from the date of acquisition. Short-term investments are considered to be financial instruments and are classified as “Held-for-Trading” They are recorded at their fair value with changes in fair value recorded in the statement of loss.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Field equipment	5 years
Leasehold improvements	Over the term of the lease
Furniture and office equipment	5 years
Vehicles	3 years

Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows (fair value). Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Asset retirement obligation

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	41

items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

Change in Accounting Policies

Section 1400 – Going Concern

This section has been amended to include requirements for management to assess an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;

•	summary quantitative data about what it manages as capital;

•	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 9.

Section 3862 – Financial Instruments – Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

Disclosures required by this section are included in note 14.

42	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosures required by this section are included in note 14.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the interim period ending March 31, 2009.

Section 3064 – Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The Company does not expect this standard to have a material impact on its results.

3.	PLAN OF ARRANGEMENT – GLAMIS GOLD LTD. AND WESTERN SILVER CORPORATION

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”). On May 3, 2006, Western Silver and Glamis Gold Ltd. (“Glamis”) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Min- era Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred pursuant to the plan of arrangement:

$
Cash and cash equivalents	37,899,765
Marketable securities	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

TOTAL	42,732,313

The statements of loss and comprehensive loss for the year ended December 31, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006, the date that Western Copper began operations, and the expenses incurred directly by Western Copper from May 3, 2006 to the end of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	43

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year as compared to the costs deferred on all mineral properties in that year.

4.	PLAN OF ARRANGEMENT – LUMINA RESOURCES CORPORATION

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (“Lumina”) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained $269,643 in net working capital and three copper and precious metal properties: Casino, Hushamu, and Redstone (note 8).

5.	SHORT-TERM INVESTMENTS

	31-Dec-08	31-Dec-07
	$	$

Guaranteed Investment Certificates	8,000,000	-
Accrued interest	25,162	-

SHORT-TERM INVESTMENTS	8,025,162	-

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. All certificates held at the end of the year have been held for more than 30 days.

6.	MARKETABLE SECURITIES

During the year ended December 31, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd. for total proceeds of $2,190,280. As a result, the Company recognized a gain of $1,922,341. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the plan of arrangement with Western Silver and Glamis (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $847.

44	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY AND EQUIPMENT

		31-Dec-08
	Cost	Accumulated	Net book
		amortization	value
	$	$	$

Computer equipment	69,634	60,106	9,528
Field equipment	273,534	27,352	246,182
Furniture and equipment	24,486	17,453	7,033
Leasehold improvements	63,203	51,477	11,726
Vehicles	27,699	4,617	23,082

PROPERTY AND EQUIPMENT	458,556	161,005	297,551

		31-Dec-07
	Cost	Accumulated	Net book
		amortization	value
	$	$	$

Computer equipment	69,634	46,496	23,138
Furniture and office equipment	24,486	12,474	12,012
Leasehold improvements	63,203	35,080	28,123

PROPERTY AND EQUIPMENT	157,323	94,050	63,273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	45

8.	MINERAL PROPERTIES

	Canada				Mexico
			British	Northwest
	Yukon Territory		Columbia	Territories	Chihuahua
	Carmacks	Casino	Hushamu	Redstone	Sierra	TOTAL
					Almoloya
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	15,862	106,147	17,250	145,464
Design engineering	2,061,512	-	-	-	-	2,061,512
Engineering studies	93,186	262,101	-	-	-	355,287
Exploration	3,409,127	252,926	1,656,386	9,000	-	5,327,439
Future income tax	75,136	24,298	2,953	11,676	7,393	121,456
Metallurgical testing	237,964	193,225	1,525	-	-	432,714
Option payment	-	1,000,000	60,000	-	-	1,060,000
Permitting	315,728	-	6,020	-	-	321,748
Salary and wages	300,956	123,325	52,525	11,875	-	488,681
Stock-based compensation	175,317	56,696	32,383	7,985	-	272,381

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	16,922	4,484	1,560	116,462	61,052	200,480
Detailed engineering	2,486,315	-	-	-	-	2,486,315
Engineering studies	-	1,242,267	225	193	-	1,242,685
Exploration	72,350	1,715,391	5,280	-	-	1,793,021
Future income tax	52,505	52,453	486	825	-	106,269
Option payment	-	-	80,000	-	-	80,000
Permitting	506,398	1,613,993	-	-	-	2,120,391
Salary and wages	219,213	296,703	11,250	8,500	-	535,666
Stock-based compensation	122,514	122,390	1,383	2,288	-	248,575
Write-off of mineral properties	-	-	-	-	(405,001)	(405,001)

December 31, 2008	14,645,143	20,821,505	18,088,325	12,147,609	-	65,702,582

46	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[1] Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in the Yukon Territory, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At December 31, 2008, Western Copper had made $500,000 in advanced royalty payments and had accrued $100,000 for the advanced royalty payment relating to 2008.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

[2] Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment.

Should it make a production decision, Western Copper is required to make an additional cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

[3] Hushamu (100% - British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu de-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	47

posit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

[4] Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

•	3% if the price is less than, or equal to US$0.75 per pound;

•	3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and

•	4% if the price is greater than US$1.00 per pound.

[5] Sierra Almoloya (100% - Chihuahua, Mexico)

In 2008, the Company reassessed the property and decided to abandon the claims. As a result, Western Copper has written-off all costs capitalized relating to Sierra Almoloya.

As at December 31, 2008, management of the Company determined that impairment indicators existed relating to the carrying value of the Company’s mineral properties. As a result, management completed an impairment assessment for each of its mineral property interests. The assessments included revisiting the significant commodity price and cost estimates for properties for which a cash flow model was available and performing market comparisons for properties that did not have a cash flow model available.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values were developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management also made estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment in applying them to the mineral property impairment analysis.

Although the Company believes that the estimates applied in the impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

48	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS Share Capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding	72,819,036 common shares

Contributed Surplus

The contributed surplus balance includes amounts paid by the Company’s predecessor to finance its copper business from 1989, when the rights to the Carmacks Copper Project were acquired, to May 3, 2006, when those rights were transferred to Western Copper. At December 31, 2008 and 2007, contributed surplus includes $21,570,251 relating to the activities of Western Copper’s predecessor.

Other than the historical balance described above, the Company’s contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock option that expires remains in contributed surplus. The fair value of any warrant that expires also remains in contributed surplus.

Capital Disclosure

The Company is in the exploration stage. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Its principal source of funds is the issuance of common shares. The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by the Canadian government or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

The Company has no debt and is not subject to any externally imposed capital requirement.

10.	STOCK OPTIONS AND WARRANTS

Stock Options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	49

At December 31, 2008, the Company could issue an additional 3,715,070 stock options.

A summary of the Company’s stock options outstanding at December 31, 2007 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
Balance outstanding – December 31, 2007	3,261,834	1.57

Granted	820,000	1.28
Exercised	(50,000)	0.01
Expired	(465,000)	1.70

Balance outstanding – December 31, 2008	3,566,834	1.51

Stock options outstanding at December 31, 2008 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life
$		$	Years

0.36–0.88	746,834	0.82	1.07
1.25	945,000	1.25	4.07
1.39	150,000	1.39	4.60
1.88	565,000	1.88	3.43
2.00	1,160,000	2.00	2.37

	3,566,834	1,51	2.81

Of the total stock options granted and outstanding, 2,491,827 were vested and exercisable at December 31, 2008. The weighted average exercise price of vested stock options is $1.57.

Stock-Based Compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

50	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation has been allocated to the following line items:

Year ended December 31,	2008	2007	2006
	$	$	$
STATEMENT OF LOSS, COMPREHENSIVE LOSS, AND DEFICIT

EXPLORATION	-	106,715	238,641

ADMINISTRATIVE EXPENSES
Office and administration	389,533	725,797	513,079
Promotion and travel	36,283	53,240	113,355
	425,816	885,752	865,075
BALANCE SHEET

MINERAL PROPERTIES
Carmacks Copper Project	122,514	175,317	-
Casino	122,390	56,696	-
Hushamu	1,383	32,383	-
Redstone	2,288	7,985	-
	248,575	272,381	-
STOCK-BASED COMPENSATION	674,391	1,158,133	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

On August 5, 2008, Western Copper granted 150,000 stock options to an employee at $1.39 per share. The fair value of these stock options totalled $140,100. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	81.9%
Expected option term, in years	5.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	51

On June 24, 2008, Western Copper granted 670,000 stock options to employees and directors at $1.25 per share. The fair value of these stock options totalled $469,000. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	78.3%
Expected option term, in years	5.0
Average risk-free interest rate	3.24%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

Warrants

All of the Company’s warrants expired on May 3, 2008. A summary of the changes in warrants outstanding for the year ended December 31, 2008 is presented below:

	Warrants outstanding	Exercise price
		$
Balance - December 31, 2007	2,562,979	3.50

Expired	(2,562,979)	3.50

Balance - December 31, 2008	-	-

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time the warrants are issued.

11.	COMMITMENTS

The Company has an agreement to sublease office space in Vancouver which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $227,828, all which is due from January 1, 2009 to October 31, 2009.

The Company has an agreement to sublease office space in the Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at December 31, 2008 is $69,984. Of this amount $23,328 is due within the next 12 months. The Company will also have to pay its proportionate share of operating costs. This amount has not been included in the payments noted above.

Mineral property commitments are described in note 8.

52	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $7,348 (2007 - $7,285, 2006 - $4,665). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount

13.	SEGMENTED INFORMATION

Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8.

All other non-current assets are held in Canada.

14.	FINANCIAL INSTRUMENTS

Designation

Western Copper has designated its financial instruments as follows:

•	Cash and cash equivalents and short-term investments are classified as “Held-for-Trading” and are recorded at their fair value;

•	Other receivables are classified as “Loans and Receivables” These financial assets are recorded at their amortized cost using the effective interest method; and

•	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities” These financial liabilities are recorded at their amortized cost using the effective interest method.

Fair Value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	53

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk the Company deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

Currency Risk

The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have material amounts of financial instruments denominated in US dollars as at December 31, 2008 and 2007.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Western Copper received working capital items as part of the plan of arrangement between Glamis and Western Silver in 2006. The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to share capital.

For the year ended December 31,	2008	2007	2006
	$	$	$
CHANGE IN NON-CASH WORKING CAPITAL ITEMS
Accrued interest on short-term investments	(25,162)	-	-
Receivables relating to operations	13,501	118,633	(214,802)
Prepaid expenses	4,316	27,532	(62,626)
Accounts payable and accrued liabilities relating to operations	12,160	(371,258)	582,874

	4,815	(225,093)	305,446

54	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	INCOME TAXES

Income Tax Balances

The Company has available approximate non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. The losses expire as follows:

Available to	Amount
$
2010	63,199
2014	89,319
2015	334,373
2024	232,712
2025	793,319
2026	410,941
2027	1,288,583
2028	1,666,276

4,578,722

The Company has approximately $37 million in Canadian Exploration and Development Expenditures (“CEDE”) that are available to reduce future taxable income. CEDE balances do not expire.

Statutory Rate Reconciliation

The current and future income tax expense or recovery reported by the Company for the year ended December 31, 2008 differs from the amounts obtained by applying statutory rates to the loss before income tax.

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

	2008	2007	2006

Statutory tax rate	31.00%	34.12%	34.12%

	$	$	$
Loss for the year before income tax	2,610,952	4,747,245	3,242,185

Income tax recovery computed at statutory rates	809,395	1,619,760	1,106,234
Non-deductible items	(283,210)	(323,716)	519,724
Benefits from losses not recognized	(525,875)	(1,294,775)	(1,625,392)
Difference between Canadian and foreign tax rates	(311)	(1,269)	(566)
Effect of income tax rate reduction on the future income tax liability	(134,440)	(1,446,279)	-
Effect of mineral property write-off on future income tax liability	(103,185)	-	-
Other future income tax recovery	(214,078)	(75,000)	-

Future income tax recovery	(451,703)	(1,521,279)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	55

Future Income Tax Liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s mineral properties is used to calculate the future income tax liability of $9,965,115 (2007 - $10,310,549).

Future income tax liability is measured using tax rates and laws that are expected to apply when the differences are expected to reverse. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

In 2008, the government of British Columbia enacted a reduction in its provincial tax rates. The reduction in tax rates resulted in a future income tax recovery of $134,440.

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction in tax rates resulted in a future income tax recovery of $1,446,279.

Future Income Tax Assets

Future income tax liabilities and future income tax assets offset if they relate to the same taxable entity and the same taxation authority. Future potential tax deductions that are not used to offset future income tax liabilities are considered to be future income tax assets.

The significant components of the Company’s future tax assets are as follows:

	2008	2007
	$	$

FUTURE INCOME TAX ASSETS
Mineral property interests	2,382,211	2,538,455
Non-capital losses carried forward	1,126,083	847,273
Other	34,750	7,147

FUTURE INCOME TAX ASSETS	3,543,044	3,392,875

Valuation allowance for future income tax assets	(3,543,044)	(3,392,875)

	-	-

The Company estimates that the realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

56	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant measurement differences between Canadian and US GAAP are described below.

Balance Sheets

As at December 31,	2008	2007
	$	$

Mineral properties - Canadian GAAP	65,702,582	57,194,181
Cumulative exploration expenditures written off under US GAAP	(18,457,873)	(10,032,556)
Future income tax effect of cumulative exploration expenditures
written-off under US GAAP	(220,332)	(217,248)

MINERAL PROPERTIES - US GAAP	47,024,377	46,944,377

Future income tax liability – Canadian GAAP	9,965,115	10,310,549
Cumulative adjustments under US GAAP	(2,392,284)	(896,121)

FUTURE INCOME TAX LIABILITY – US GAAP	7,572,831	9,414,428

Shareholders’ equity - Canadian GAAP	68,453,479	69,937,837
Cumulative exploration expenditures written-off under US GAAP	(18,457,873)	(10,032,556)
Cumulative future income tax recovery adjustment under US GAAP	2,171,952	678,873

SHAREHOLDERS’ EQUITY - US GAAP	52,167,558	60,584,154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	57

Statements of Loss, Comprehensive Loss, and Deficit

For the years ended December 31,	2008	2007	2006
	$	$	$

Loss and comprehensive loss - Canadian GAAP	2,159,249	3,225,966	3,242,185
Mineral property write-off under Canadian GAAP	(405,001)	-	-
Exploration expenditures for the period under US GAAP	8,727,133	9,505,226	103,816
Future income tax recovery under Canadian GAAP	451,703	1,521,279	-
Future income tax recovery under US GAAP	(1,841,597)	(2,200,152)	-

LOSS AND COMPREHENSIVE LOSS - US GAAP	9,091,487	12,052,319	3,346,001

Deficit - US GAAP, Beginning of the year	33,391,070	21,338,751	17,992,750
Loss and comprehensive loss - US GAAP	9,091,487	12,052,319	3,346,001

DEFICIT - US GAAP, END OF THE YEAR	42,482,557	33,391,070	21,338,751

Loss and diluted loss per share	0.12	0.17	0.06
Weighted Average number of common shares outstanding	72,792,941	72,488,711	52,481,505

Statements of Cash Flows

For the years ended December 31,	2008	2007	2006
	$	$	$
Cash provided by (used in) operating activities - Canadian GAAP	(1,735,717)	(4,051,687)	(3,970,217)
Adjustment for mineral properties and deferred exploration under US GAAP	(8,573,293)	(8,691,076)	(100,000)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES - US GAAP	(10,309,010)	(12,742,763)	(4,070,217)

For the years ended December 31,	2008	2007	2006
	$	$	$
Cash provided by (used in) investing activities - Canadian GAAP	(16,954,526)	25,040,912	(32,807,529)
Adjustment for mineral properties and deferred exploration under US GAAP	8,573,293	8,691,076	100,000

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES - US GAAP	(8,381,233)	33,731,988	(32,707,529)

58	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current Differences in Accounting Principles

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For US GAAP purposes, exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Recent and Future Accounting Pronouncements under US GAAP

The hierarchy of Generally Accepted Accounting Principles

In May 2008, FASB issued SFAS No. 162, “The hierarchy of Generally Accepted Accounting Principles”, which identi-fies the sources of accounting and the framework for selecting the principles to be used in the preparation of finan-cial statements of non-governmental entities that are presented in conformity with US GAAP. SFAS No. 162 was effective November 15, 2008. The adoption of this standard for US GAAP purposes did not affect the Company’s consolidated financial statements.

Determining the fair value of a financial asset when the market for that asset is not active

In October 2008, FASB issued FSP No. FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The adoption of this standard for US GAAP purposes did not affect the Company’s consolidated financial statements.

EITF 07-05 – Whether an instrument or embedded feature is indexed to an entity’s own stock

This new standard states that a company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements beginning on or after December 15, 2008. Early adoption is prohibited. The Company will adopt EITF 07-05 for US GAAP purposes on January 1, 2009 and does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	59

NOTES

60	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STOCK EXCHANGE	CORPORATE HEAD OFFICE

Toronto Stock Exchange	Western Copper Corporation
Symbol: WRN	2050 - 1111 West Georgia Street
Vancouver, British Columbia
COMPANY FILINGS	Canada V6E 4M3

www.sedar.com	Toll Free: 1 888 966 9995
www.sec.gov	Phone: 604 684 9497
Fax: 604 669 2926

TRANSFER AGENT	Email: info@westerncoppercorp.com
Web: www.westerncoppercorp.com
Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario	WHITEHORSE OFFICE
Canada, M5J 2Y1
101B - 170 Titanium Way
P.P. Box 31647
AUDITORS	Whitehorse, Yukon
Canada, Y1A 0G1
PricewaterhouseCoopers LLP
7th Floor – 250 Howe Street	Phone: 867 456 2133
Vancouver, British Columbia	Fax: 867 456 2134
Canada V6C 3S7

CARMACKS OFFICE
LEGAL COUNSEL
35736 Klondike Highway
DuMoulin Black LLP	Post Office Building
10th Floor - 595 Howe Street	Carmacks, Yukon
Vancouver, British Columbia	Canada, Y0B 1C0

Canada V6C 2T5	Phone: 867 863 5777

ANNUAL GENERAL MEETING

Tuesday, June 24th, 2009, 2:30pm PST

Thurlow Room, Main Floor
1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3